March 8, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Graystone Company, Inc.

Registration Statement on Form S-1

Registration Number: 333-186002

Ladies and Gentlemen:

The Graystone Company, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration Number 333-186002) (the “Registration Statement”) filed on January 16, 2013 be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The filed Registration Statement has not become effective. No securities have been sold under the Registration Statement.

If you have questions regarding this matter, please contact the undersigned at (702) 582-5535

Respectfully,

The Graystone Company, Inc

/s/ Joseph Mezey
By: Joseph Mezey
Its: CFO